Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the "Company") for the fiscal year ended June 30, 2014, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Daniel Johannes Pretorius, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:

(1)   the Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel Johannes Pretorius
By: Daniel Johannes Pretorius
Title: Chief Executive Officer
Date: October 30, 2014

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the "Company") for the fiscal year ended June 30, 2014, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Anthon Tobias Meyer, as Acting Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:

(1)   the Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Anthon Tobias Meyer
By: Anthon Tobias Meyer
Title: Acting Chief Financial Officer
Date: October 30, 2014